Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Spirit Airlines, Inc. for the registration of common stock, non-voting common stock, preferred stock, debt securities, warrants, rights, purchase contracts, units and pass through certificates and to the incorporation by reference therein of our reports dated February 18, 2015, with respect to the financial statements of Spirit Airlines, Inc.,  and the effectiveness of internal control over financial reporting of Spirit Airlines, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
February 23, 2015